

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2023

Nick King
Chief Executive Officer
VV Markets LLC
2800 Patterson Ave Ste. 300
Richmond, VA 23221

> **Re: VV Markets LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 8**
> **Filed December 23, 2022**
> **File No. 024-11306**

Dear Nick King:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment No. 8 Filed December 23, 2022

Series Offering Table, page vii

1. We note your response to comment 7 and reissue it in part. Please ensure that, to the extent your offering statement references collections that you have exited, that the Series Offering Table is updated to reflect the exit and related distribution.

General

2. We note your response to comment 4. Your Twitter post regarding your 44th Collection was posted on September 23 and promoted that the collection would go "LIVE" on September 27. However, it appears that your 44th Collection, the Pomerol Rarities Collection, was included in your post-qualification amendment no. 7 that was qualified on July 29, 2022. As a result, it appears that this was a delayed offering, which is

impermissible under Rule 251(d)(3)(i)(F) of Regulation A. In this light, we note your statement in the Series Offering Table that the "opening date" for this offering would be "within 2 days of qualification." Please advise.

3.   Please provide us with a supplemental copy of your ad(s) that have appeared on mobile websites, such as Axios, and provide an analysis of whether such ads comply with either Rule 251(d) or Rule 255(b) of Regulation A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew Stephenson